Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

August 07, 2025

Attn: REGISTERED AGENT SOLUTIONS INC

Registered Agent Solutions, Inc.
5301 Southwest Pkwy., Suite 400
Austin, TX 78735 USA

RE: Beyond Brix, Inc.
File Number: 806143013

It has been our pleasure to file the Certificate of Amendment for the referenced entity. Enclosed is the certificate evidencing filing. Payment of the filing fee is acknowledged by this letter.

If we may be of further service at any time, please let us know.

Sincerely,

Corporations Section
Business & Public Filings Division
(512) 463-5555

Enclosure

Corporations Section
P.O.Box 13697
Austin, Texas 78711-3697

Jane Nelson
Secretary of State

Office of the Secretary of State

CERTIFICATE OF FILING
OF

Beyond Brix, Inc.
806143013

[formerly: MaxxLiving USA, Inc.]

The undersigned, as Secretary of State of Texas, hereby certifies that a Certificate of Amendment for the above named entity has been received in this office and has been found to conform to the applicable provisions of law.

ACCORDINGLY, the undersigned, as Secretary of State, and by virtue of the authority vested in the secretary by law, hereby issues this certificate evidencing filing effective on the date shown below.

Dated: 08/06/2025

Effective: 08/06/2025

Jane Nelson
Secretary of State

Form 424
(Revised 05/11)

Submit in duplicate to:
Secretary of State
P.O. Box 13697
Austin, TX 78711-3697
512 463-5555
FAX: 512/463-5709
Filing Fee: See instructions

Certificate of Amendment

This space reserved for office use.

Entity Information

The name of the filing entity is:

MaxxLiving USA, Inc.

State the name of the entity as currently shown in the records of the secretary of state. If the amendment changes the name of the entity, state the old name and not the new name.

The filing entity is a: (Select the appropriate entity type below.)

- [x] For-profit Corporation
- [ ] Nonprofit Corporation
- [ ] Cooperative Association
- [ ] Limited Liability Company
- [ ] Professional Corporation
- [ ] Professional Limited Liability Company
- [ ] Professional Association
- [ ] Limited Partnership

The file number issued to the filing entity by the secretary of state is: 806143013

The date of formation of the entity is: 28 July 2025

Amendments

1. Amended Name

(If the purpose of the certificate of amendment is to change the name of the entity, use the following statement)

The amendment changes the certificate of formation to change the article or provision that names the filing entity. The article or provision is amended to read as follows:

The name of the filing entity is: (state the new name of the entity below)

Beyond Brix, Inc.

The name of the entity must contain an organizational designation or accepted abbreviation of such term, as applicable.

2. Amended Registered Agent/Registered Office

The amendment changes the certificate of formation to change the article or provision stating the name of the registered agent and the registered office address of the filing entity. The article or provision is amended to read as follows:

Registered Agent
(Complete either A or B, but not both. Also complete C.)

☑ A. The registered agent is an organization (cannot be entity named above) by the name of:

Registered Agent Solutions, Inc.

OR

☐ B. The registered agent is an individual resident of the state whose name is:

First Name	*M.I.*	*Last Name*	*Suffix*

The person executing this instrument affirms that the person designated as the new registered agent has consented to serve as registered agent.

C. The business address of the registered agent and the registered office address is:

5391 Southwest Pkwy, Suite 400	Austin	TX	78735
Street Address (No P.O. Box)	*City*	*State*	*Zip Code*

3. Other Added, Altered, or Deleted Provisions

Other changes or additions to the certificate of formation may be made in the space provided below. If the space provided is insufficient, incorporate the additional text by providing an attachment to this form. Please read the instructions to this form for further information on format.

Text Area (The attached addendum, if any, is incorporated herein by reference.)

☑ **Add** each of the following provisions to the certificate of formation. The identification or reference of the added provision and the full text are as follows:

ADDENDUM A.2 (2025 08 06), replacing Addendum A

☑ **Alter** each of the following provisions of the certificate of formation. The identification or reference of the altered provision and the full text of the provision as amended are as follows:

Article 4 of the Certificate of Formation (Authorized Shares):
- 99,000 Class A Shares (Ordinary Shares) with a par value of USD 0,01 each, profit bearing, with voting rights as set out in Addendum A.02
- 1,000 Class B Shares (Priority Shares) with a par value of USD 0,01 each, non-profit bearing, with voting rights as set out in Addendum A.02

☑ **Delete** each of the provisions identified below from the certificate of formation.

ADDENDUM A (filed at incorporation)

Statement of Approval

The amendments to the certificate of formation have been approved in the manner required by the Texas Business Organizations Code and by the governing documents of the entity.

Effectiveness of Filing (Select either A, B, or C.)

A. ☑ This document becomes effective when the document is filed by the secretary of state.

B. ☐ This document becomes effective at a later date, which is not more than ninety (90) days from the date of signing. The delayed effective date is: ______________________

C. ☐ This document takes effect upon the occurrence of a future event or fact, other than the passage of time. The 90th day after the date of signing is: ______________________

The following event or fact will cause the document to take effect in the manner described below:

Execution

The undersigned signs this document subject to the penalties imposed by law for the submission of a materially false or fraudulent instrument and certifies under penalty of perjury that the undersigned is authorized under the provisions of law governing the entity to execute the filing instrument.

Date: 6 August 2025

By: CLO / general counsel

[signature]

Signature of authorized person

Marc Overman

Printed or typed name of authorized person (see instructions)

Addendum A.2

to Form 424 / 2025 08 06

Beyond Brix, Inc., File No. 806143013

Classes of Shares

1. The Corporation elects to have two (2) Classes of Shares (**Section 21.155 and 21.156 of the Texas Business Organizations Code**):

Class A Shares (Ordinary Shares):
- 99,000 Shares,
- with a par value of *USD 0,01* each,
- profit bearing and
- with voting rights; and

Class B Shares (Priority Shares):
- 1,000 Shares,
- with a par value of USD 0,01 each,
- non-profit bearing and,
- voting: (i) as a separate Class with priority voting rights restricting certain powers of the Board and of the General Meeting of Shareholders; and
  (ii) together with the Ordinary (Class A) Shares on other matters

Pre-emptive rights

2. The Corporation elects to have pre-emptive rights (**Section 21.203(b) of the Code**).

Restrictions on the transfer or registration of Shares

3. There are restrictions on the transfer or registration of transfer of shares (**Section 21.210 of the Code**), requiring (i) the shareholder to offer the shares (A or B) first to the holders of Class B Shares (right of first refusal) and then to the Company (buy back) and (ii) the prior approval from the Corporation and the holders of Class B Shares of the transfer.

Shareholders' Agreement

4 A Shareholders' Agreement may be entered into among the Shareholders (**Section 21.101(b) of the Code**) that may restrict or eliminate the discretion or powers of the board of directors, govern voting rights, impose transfer restrictions, or contain other provisions authorized under **Subchapter H of Chapter 21 of the Code.**

6 August 2025 13.10 CET / Exec